Exhibit 99.1

Americas Gold And Silver Corporation Provides Operations Update

TORONTO, May 4, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, today provided an operations update.

Summary

  Relief Canyon poured first gold in mid-February 2020 and the Company remains confident that commercial production can be achieved towards the end of Q2-2020 or beginning of Q3-2020 despite the challenges presented by COVID-19.
  While Relief Canyon has been operating through the COVID-19 pandemic, ramp-up has been slower than anticipated due to an inability to get key management and consultants to site to troubleshoot common start up challenges.
  All operating aspects of Relief Canyon have now started to meet budget parameters. Waste movement is ahead of budget and there is an ore stockpile of over 0.2 million tonnes. As of April 30, 2020, approximately 3.3 million tonnes of material have been mined, including 2.5 million tonnes of waste and 0.8 million tonnes of ore.
  Ore gold grade mined and early grade reconciliation are in-line with the mine plan.
  Ore leaching has been slower than planned, a common issue when commissioning heap leach operations. Pregnant solution grade and solution application rate are now nearing design levels following improvements to agglomeration, solution application and stacking practices.
  The Galena recapitalization plan ("Recapitalization Plan") is proceeding better than expectations with the Company seeing benefits in both production and exploration. The Company plans to update the market on this asset on a more regular basis moving forward.
  The Mexican government issued a national decree to suspend non-essential businesses in relation to the COVID-19 pandemic until the end of May. This order affects all mining operations.
  Due to the rapidly changing and on-going uncertainty caused by the COVID-19 pandemic, which has resulted in the reduced ability to adequately meet the normal commissioning challenges at Relief Canyon with the COVID-19 limitations in place and impact to the Cosalá Operations, the Company has decided to withdraw its full-year 2020 guidance.
  Outlook for 2021 continues to be 90,000 to 110,000 gold equivalent ounces which assumes Relief Canyon is fully ramped up to commercial production and the Cosalá Operations has resumed normal operations and expected production.
  As of March 31, 2020, the Company had cash and cash equivalents of $16.3 million which includes funds under the Galena Recapitalization Plan.

"All aspects of the Relief Canyon mine are starting to perform near design capacity following some initial teething pains common to commissioning a new operation. These start-up challenges took slightly longer to remediate due to travel and operational restrictions caused by the COVID-19 pandemic. However, Relief Canyon is now well on its way to a successful ramp-up. Americas Gold and Silver is closely monitoring developments regarding the outbreak of COVID-19 and our priority is to protect the health and safety of our employees by providing a safe work environment," said Americas President & CEO Darren Blasutti.

Relief Canyon

Relief Canyon successfully poured its first gold in mid-February 2020 with initial construction completed nine months after construction formally commenced in mid-May 2019. The initial capital spend to first production was within the guidance range the Company provided of US$28 to US$30 million.

The Company is targeting commercial production by the end of Q2-2020 or beginning of Q3-2020, which represents a potential delay of approximately one month from the previous expectations. While operations continue during the COVID-19 pandemic, the Company has been limited in its ability to promptly troubleshoot ramp-up issues often present when commissioning a new mine.

Mining rates have steadily increased and total tonnes mined are close to budget. As of April 30, 2020, approximately 3.3 million tonnes of material have been mined, including 2.5 million tonnes of waste and 0.8 million tonnes of ore. Waste movement is ahead of budget and the operation currently has an ore stockpile of approximately 0.2 million tonnes ahead of the crusher waiting to be placed on the leach pad. To-date, approximately 0.6 million tonnes of ore have been stacked on the leach pad.

Mined ore grade is reconciling well to the block model. Ore grade from these early phases of the mine plan are lower than the life of mine average grade and the Company expects mined ore grade to increase towards the end of the year and into 2021. Ore crushing and stacking rates are steadily increasing.

Following the first gold pour in February, solution flow rates to the leach pad increased at a slower rate than anticipated. The Company is confident that measures taken in the past five weeks, including improved agglomeration and stacking practices, will allow the operation to continue its ramp-up to feasibility study targets. Solution and grade are now on-track to meet expectations and any placed ounces will be recovered through the leach cycle.

Galena Complex

The Galena Complex is benefiting from the previously announced Recapitalization Plan that commenced in October 2019. The Recapitalization Plan improves productivity in the short term with the purchase and refurbishment of underground mining equipment. Underground development improvements, additional equipment procurements, and an exploration drilling program will benefit the operation longer term by further improving mining efficiency and lowering cash costs. Exploration is aimed at adding mineral resources with exploration success already realized in Q1-2020.

Production

The Recapitalization Plan is still in the early stages of implementation but the Company is already starting to see the benefits in terms of production and a reduction in cash operating costs. The Galena Complex increased production and lowered cash costs in Q1-2020 compared to Q4-2019; silver and lead production increased by 44% and 67% respectively. During the Recapitalization Plan, the Company has chosen to exclude production and cost figures from the outlook but feel that it is important to provide an update to the significant improvements already demonstrated by the operation.

Development

Redevelopment of existing infrastructure is progressing on the 4300 and 5500 Levels which includes drift rehabilitation and rail replacement. On the 4300 Level, drift rehabilitation is over 70% complete, with new rail placement over 60% complete. The 4300 Level rehabilitation is expected to be finished by the end of May 2020. A recently developed drill station on the 4300 Level will facilitate testing of up-dip extensions of silver/lead-rich zones starting in mid-May 2020. The 5500 Level drift rehabilitation is complete and rail installation is well underway. Additionally, ramp development between the 5200 and 5500 Levels is proceeding according to plan. This ramp development provides access to two mining fronts, which when complete, will allow more efficient movement of equipment and workers between levels. Repair of the lowest loading pocket is also proceeding, which when finished, will allow material to be hoisted from the 5500 Level.

Equipment

With the Recapitalization Plan, the operation has acquired several new pieces of equipment to help improve productivity. A 4-yard scoop and a single boom jumbo are now in service. Two 3.5-yard scoops are on-site, being disassembled for shipment and reassembly underground.

Exploration

The Recapitalization Plan has budgeted approximately 39,000 meters of exploration drilling with over 9,000 meters (or over 20%) complete. Based on the current drill plan, the Company expects drilling to finish in approximately 15 months with two drills in operation. Targets include up-dip and down-dip extensions of known veins, with emphasis on untested zones below the 5500 Level, which is the deepest working level of the mine. Additionally, a new geologic model is partially complete. The geologic model will be used for target improvements in the near term and exploration for new orebodies longer term.

Drilling on the 3200 Level extended the strike and dip length of several veins with widths and grades the Company expects to be economic in the future. Five veins in the Upper Country Lead Zone (UCLZ) were extended between 37 and 61 meters to the east. These veins are adjacent to current production areas on the level. The 133 vein was extended 107 meters along strike and 70 meters up-dip and down-dip. A 9.1-meter siderite vein zone was crossed 500 meters north of the 3200 Level in an area previously untested on the South Argentine fault. This zone has the potential to be a new orebody and will be explored from the 4300 and 5500 Levels as drilling continues. The current 3200 Level drill program will be completed in early May, followed by drilling on the 4300 Level targeting upper extensions of the 360 vein system.

Drilling from the 5200 Level has focused on deep extensions of mineralization centred around the 291 and 360 vein systems with encouraging results. The two deepest holes project-to-date include the highest-grade values. Hole 52-493 crossed the 291 vein more than 60 meters below the current mineral resource with an interval grading 3,020 grams per tonne silver over a true width of 1.4 meters. In drill hole 52-501, a new vein was crossed in the footwall of the 360 vein approximately 85 meters below the 5200 Level. The unnamed vein assayed 2,123 grams per tonne silver over 0.8 meters and has the potential to become a new mining front with additional drilling.

The 16-hole drill program on 5200 Level is nearing completion. Drilling will commence from the 5500 Level in mid-May, targeting what the Company's geologists believe to be some of the most prospective targets in the mine. This includes the down-dip projection of the 72 vein, which was the main source of ore during the peak silver production years of 2000-2004. Drilling will focus on areas to the east and below historical workings, which produced average grades of over 680 grams per tonne silver. In addition to targeting the 72 vein, exploration will focus on what has been described as the "triple point", where the high-grade 175, 185 and Silver veins are projected to converge. This area has never been explored and is projected to be 100 meters below historical workings. Follow-up drilling in the 291 and 360 vein systems is also planned from 5500 Level and is designed to extend these zones down-dip.

The following table summarizes the most significant intercepts of the program to date:

Hole	Vein	Zone	From (m)	To (m)	True Width (m)	Ag (g/t)	Pb (%)	Cu (%)	AgEq[1] (g/t)
32-091	4	UCLZ	29.8	30.9	0.9	467	5.9	-	704
	3	UCLZ	52.3	54.4	1.8	283	9.8	-	675
32-092	4	UCLZ	26.6	27.5	0.9	250	9.7	-	638
32-093	5	UCLZ	32.6	34.4	0.8	447	16.9	-	1,122
	133	UCLZ	153.0	153.9	0.7	306	9.9	-	704
32-096	Fuller	UCLZ	49.1	50.1	1.0	251	15.9	-	887
	133	UCLZ	86.9	87.2	0.3	343	15.2	-	951
32-097	4B	UCLZ	30.0	31.4	1.1	301	12.3	-	793
	133	UCLZ	140.5	141.3	0.7	593	19.9	-	1,390
32-099	5	UCLZ	59.4	61.1	1.0	159	11.8	-	632
	3	UCLZ	84.4	85.2	0.6	331	11.4	-	787
52-487	242	291 System	124.5	125.9	1.0	312	12.4	-	809
including	242		124.5	125.0	0.3	837	32.6	-	2,141
52-488	348	360 System	75.9	78.7	2.6	271	12.6	-	777
52-490			89.4	90.1	0.4	1,295	5.5	0.5	1,572
52-491	291	291 System	99.5	100.7	1.2	1,430	-	0.9	1,531
including			100.5	100.7	0.2	7,544	-	4.7	8,083
52-493	291	291 System	154.9	156.7	1.4	3,020	-	2.3	3,284
including			155.4	156.7	1.0	4,252	-	3.2	4,623
52-494	291	291 System	122.3	124.8	2.1	430	-	0.5	489
52-495	291	291 System	132.7	133.7	0.8	473	-	0.4	518
52-496	291	291 System	206.3	207.6	0.9	892	-	2.9	1,221
52-499	370	360 System	252.7	254.1	0.7	378	9.2	-	750
	360	360 System	257.5	258.4	0.4	1,737	25.9	0.3	2,803
52-501	239	291 System	147.0	148.3	0.7	373	12.3	-	867
including			147.3	147.4	0.1	1,156	38.5	-	2,696
including			147.8	148.0	0.1	1,101	34.2	-	2,469
52-501	368	360 System	229.4	230.6	0.6	800	26.6	-	1,863
52-501	370	360 System	232.9	234.1	0.7	422	16.1	-	1,066
52-501	360	360 System	256.4	258.9	1.3	364	5.8	-	596
including			257.2	257.4	0.1	2,428	39.1	-	3,992
52-501		360 System	321.2	323.2	0.8	2,123	-	0.9	2,232
including			321.2	321.9	0.3	4,595	-	1.9	4,817

A full table of all drill results is available on our website at:
https://www.americas-gold.com/site/assets/files/5450/dr20200504.pdf

Cosalá Operations

On March 31, 2020, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations, until at least the end of May. At this time, the Company's Cosalá Operations continue to be illegally occupied (see Company news release dated February 3, 2020). While the Company cannot negotiate with the self-interested representatives of this illegal action, it is optimistic that a legal and legitimate labour representative for its workers will be identified, and the mine will be in a position to re-open after any COVID-19 restrictions are lifted. The Company's priority continues to be the safety of its workers and the community of Cosalá that have been negatively impacted – first by the illegal blockade and now by the COVID-19 pandemic.

2020 Guidance Withdrawal and Q1 2020 Quarterly Results Update

The Company continues to assess the potential impacts of the COVID-19 pandemic on operations during this unprecedented period. Due to the rapidly changing and on-going uncertainty caused by the COVID-19 pandemic, which has resulted in a reduced ability to efficiently meet normal commissioning challenges at Relief Canyon with the COVID-19 limitations in place and impact to the Cosalá Operations, the Company has decided to withdraw the full-year 2020 guidance. The Company believes it is prudent to take this step as the global COVID-19 pandemic continues to develop, particularly given the significant risk related to the potential for additional government laws, regulations or other measures that might be required that could impact its ability to operate, such as business disruptions in supply chains, disruptions in the markets for our products, commodity prices generally as well as global health and economic impacts. The Company will continue to target safe and effective execution of its operation and production plans. The Company does not expect that these factors will materially impact its growth plans and the previously provided outlook for 2021 and beyond, as applicable, to the extent that commercial production is achieved at Relief Canyon on the currently expected timing in 2020 and resumption at the Cosalá Operations of normal operations and production occurs by the end of 2020.

The Company expects to provide updated financial and quarterly production results with its Q1-2020 release. The Company will provide updated timing and details of our quarterly conference call in advance.

Technical Information

The diamond drilling program used NQ-size drilling. Americas Gold and Silver's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company's newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416-848-9503

Qualified Persons

Niel de Bruin, Director of Geology and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver's expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of commercial production at Relief Canyon, the resolution and removal of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company's ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms "proven and probable reserve", "resource", "measured resource", "indicated resource", and "inferred resource" used in the press release are mining terms used in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission ("SEC"). Moreover, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7. As such, information contained in the Company's disclosure concerning descriptions of mineralization, reserves and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

1 AgEq was calculated using metal prices of $18.00/oz silver, $3.00/lb copper and $1.05/lb lead